Exhibit 99.1

For immediate release

Sify reports revenues of INR 4170 million for
first quarter of FY 2016-17
EBITDA for the quarter stood at INR 622 million

Chennai, Wednesday, July 20, 2016: Sify Technologies Limited (NASDAQ: SIFY), a leader in Managed Enterprise, Network, IT and Applications services in India with global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the first quarter of fiscal year 2016-17.

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter was INR 4170 million, an increase of 22% over the same quarter last year.

•	EBITDA for the quarter was INR 622 million, an increase of approximately 7% over the same quarter last year.

•	Net Profit for the quarter was INR 125 million, an increase of 47% over the same quarter last year.

•	CAPEX during the quarter was INR 163.37 million.

•	Cash balance at the end of the quarter was INR 2330 million.

Mr. Raju Vegesna, Chairman, said, “The market is continuing to see the merits of the complete information technology eco-system that Sify offers to both the large and small Enterprises, including MNCs. Additionally, the Government’s agenda of Digital India is creating new opportunities to apply our comprehensive solutions portfolio. As these projects are successfully commissioned, they will serve to strengthen our credibility to provide similar solutions to larger MNCs.

We are also expanding our infrastructure footprint in line with commitments to some of our key MNC clients. These will serve as a strong platform to support Sify’s continuing growth.”

Mr. Kamal Nath, CEO, said, “For successive quarters, we have continuously grown our revenue, order book and profitability. We are happy to share that the diversity of our client base in multiple verticals is improving each quarter.

We have seen healthy mix of business from run rate deals and strategic large deals from Indian Enterprise, MNCs, Government and Public Sector Units.”

Mr. M P Vijay Kumar, CFO, said, “Our disciplined financial choices over the years has enabled us in keeping our projects financially healthy. We continue our focus on cost efficiency in execution of projects and in our operations, while simultaneously investing in people and tools for future growth.

Our infrastructure assets continue to appeal to global MNCs who demand stringent standards. This has helped us increase asset utilization, and we plan to make future investment in line with commitment from clients.

Cash balance at the end of the quarter was INR 2330 million.”

Financial Highlights

Unaudited Consolidated income statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Year ended
	June	June	March
Description	2016	2015	2016 (Audited)

Revenue	4,170	3,407	15,035

Cost of Revenues	(2,666)	(2,003)	(9,104)

Selling, General and Administrative Expenses	(882)	(821)	(3,480)

EBITDA	622	583	2,451

Depreciation and Amortisation expense	(441)	(376)	(1,598)

Net Finance Expenses	(81)	(132)	(520)

Other Income	25	10	105

Profit for the period	125	85	438

Reconciliation with Non-GAAP measure

Profit for the period	125	85	438
Add:
Depreciation and Amortisation expense	441	376	1,598

Net Finance Expenses	81	132	520
Less:
Other Income	(25)	(10)	(105)

EBITDA	622	583	2,451

Business Highlights

Telecom

•	Data business grew by over 15% over the same quarter last year.

•	The Telecom business has signed up more than 200 new clients during the quarter.

•	Customer acquisition for the network managed services has accelerated, with over 100% growth over the last 12 months.

•	Sify’s signed contracts for WAN transformation services with two eCommerce start-ups who were dealing with problems of scale and hyper growth.

•	During the quarter, Sify also completed implementation of Phase 1 of its Network upgrade, tripling both domestic and global capacity. This capacity enhancement specifically targets the new generation of internet traffic generated by a combination of information from the Social, Mobile, Analytics and Cloud eco-system.

•	During the quarter, Sify also commissioned more than 5000 new sites for customers including successful project handovers for two WAN Transformation projects won earlier. The handover of these projects is a reflection of Sify’s commitment to deliver large complex transformational projects.

•	Some of the clients added this quarter included the Central Governments’ digital enablement platform, the global services of one of India’s largest Public sector Banks, a Public Sector Insurance major, another Public Sector bank, a new-age Payment Bank, an online share trading portal, and a leading consumer finance provider.

Data Center Services

•	Data Center business revenue grew by 17% over same quarter last year.

•	12 new customer logos have been added during this quarter.

•	The business has been awarded with contracts from both Public sector and Enterprise customers.

•	Prominent among them was one to host the DC and DR for the State run Agricultural Insurance Institute.

•	A leading Private Life Insurance Company has partnered with Sify for Data Center migration and hosting.

•	Sify also signed a contract with National Internet Exchange (NIXI) to set up a new PoP.

Cloud and Managed Services

•	Revenue from the CMS business grew 25% over the same quarter last year.

•	The business has signed up 7 new clients for this quarter.

•	Customers from eCommerce, Insurance, Banking, Manufacturing, Healthcare, Logistics, Real Estate & Government verticals have signed up with Sify for Cloud and Managed Services.

•	The business has signed up a leading Real Estate Company for transformational IT and to build future ready IT infrastructure.

•	The business has enabled a leading Insurance company to launch new Insurance Products and create an online Sales channel through Sify's Cloud Services.

•	Sify also signed up a leading FMCG company to host their new Product campaigns & promotions.

•	Government of India's Nodal ICT Agency has contracted with Sify for acceleration services as a part of their transformational portfolio. Another arm of the Government of India has contracted with Sify to accelerate end-user services for the Digital India Project.

•	Other clients signed this quarter were a mobile services provider, a heavy engineering major, a prominent player in transactional data analytics and a private power distribution player.

Applications Integration Services

•	The business grew by 30% over same quarter last year.

•	The business signed up 16 new clients this quarter.

•	Sify partnered with the largest Government recruitment body in India to conduct computer-based examination for recruitment of police and paramilitary personnel for the first time. Sify conducted the examination smoothly for 345,000 candidates across 82 cities and 382 test centres.

•	One of the India’s largest PSUs has signed with Sify to migrate their messaging and collaboration services on Microsoft Exchange platform.

•	Some of the other wins for Sify’s Microsoft line of business include a Co-operative bank, a large healthcare chain, a leading third party logistics company, the online media services of an English daily, two major distributors of Indian spices, and a banking financial applications service provider.

•	The SAP line of business has signed up with a major player in the Electricity transmission line business, a large mining company, and a steel producing major.

Technology Integration Services

•	Revenue of this business has grown 115% over same quarter last year.

•	The business added 14 new clients across Data Center IT, Network Integration, Security and Collaboration Services.

•	A large Public sector Insurance Company has contracted with Sify to establish a Wide Area Network across their 1000+ branches.

•	The business also won a large contract from a State Government to establish an end-to-end Data Center infrastructure, which includes design and setup of IT, Network and Security, and Managed Services platform.

•	The business also won a large Campus Network Infrastructure project to design, implement, and manage the campus network infrastructure for Video and Voice services for a State High Court.

•	Sify added 7 new clients in Security Services and had two large wins in Public sector banks. Sify also elevated its partnership with a leading Security Partner to Gold partnership level.

About Sify Technologies

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1300 cities and towns in India. This telecom network today connects 38 Data Centers across India including Sify’s 6 Tier III Data Centers across the cities of Chennai, Mumbai, Delhi and Bengaluru.

A significant part of the company’s revenue is derived from Enterprise Services, comprising of Telecom services, Data Centre services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the SMB community, much of it on its Cloud services platform.

Sify has a unified licence to operate NLD (National Long Distance), ILD (International Long Distance) services and ISP services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

Sify has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. The software team develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. For more information about Sify, visit www.sifycorp.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2016, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Shiwei Yin +1-646-284-9474 Shiwei.Yin@grayling.com

20:20 Media

Ms. Divya Singh
+91 0 8552944004
divya.singh@2020msl.com